Exhibit 99.36

GREENBROOK TMS PROVIDES UPDATE ON SHARE CONSOLIDATION
AND APPOINTMENT OF STEPHAN ROKER TO THE BOARD

January 12, 2021 – Toronto, Ontario – Greenbrook TMS Inc. (TSX: GTMS) (“Greenbrook” or the “Company”) is pleased to announce that its shareholders have approved a special resolution for an amendment to the Company’s articles and has authorized a consolidation (the “Share Consolidation”) of the Company’s outstanding common shares (“Common Shares”). The resolution was approved at the special meeting of shareholders held earlier today (the “Special Meeting”).

Share Consolidation

At the Special Meeting, Greenbrook’s shareholders approved the Share Consolidation on the basis of a ratio that will permit the Company to qualify for a potential secondary listing on the NASDAQ Stock Market LLC (“NASDAQ”). The Share Consolidation was approved by approximately 99.96% of the votes cast by Greenbrook shareholders eligible to vote at the Special Meeting.

The board of directors of the Company (the “Board”) intends to implement the Share Consolidation on the basis of one (1) post-consolidation Common Share for every five (5) pre-consolidation Common Shares and has selected February 1, 2021 as the effective date for the Share Consolidation (the “Effective Date”). The Common Shares are expected to begin trading on a post-consolidation basis on the Toronto Stock Exchange (the “TSX”) on or about February 4, 2021 under its current trading symbol “GTMS”, subject to final approval from the TSX.

No fractional Common Shares will be issued as a result of the Share Consolidation. Any fractional interest in Common Shares that would otherwise result from the Share Consolidation will be rounded up to the next whole Common Share, if the fractional interest is equal to or greater than one-half of a Common Share, and rounded down to the next whole Common Share if the fractional interest is less than one-half of a Common Share. The exercise price and number of Common Shares issuable upon the exercise of outstanding stock options, warrants or other convertible securities will be proportionately adjusted to reflect the Share Consolidation in accordance with the terms of such securities.

Further details regarding the Share Consolidation are provided in the Company’s management information circular dated December 4, 2020 (the “Circular”).

Letters of transmittal with respect to the Share Consolidation were mailed to registered shareholders with the Circular on or about December 15, 2020 advising that, following the effectiveness of the Share Consolidation, registered shareholders should surrender their existing share certificates (representing pre-consolidation Common Shares) for replacement share certificates (representing post-consolidation Common Shares). Until surrendered, each existing share certificate will be deemed as of the Effective Date, for all purposes, to represent the number of Common Shares to which the holder thereof is entitled as a result of the Share Consolidation.

Registered shareholders may obtain copies of the letter of transmittal by contacting Greenbrook’s transfer agent, Computershare Investor Services Inc., or under Greenbrook’s profile on SEDAR at www.sedar.com.

Non-registered shareholders who hold their Common Shares through an intermediary such as a bank, trust company, securities dealer or broker should note that these intermediaries may have their own procedures for processing the Share Consolidation which may differ from those described above for registered shareholders. Non-registered shareholders who have questions should contact their intermediary for more information.

Greenbrook has applied to list the Common Shares on NASDAQ under the symbol “GBNH.” Completion and timing of the proposed listing on NASDAQ is dependent upon satisfaction of all necessary listing requirements and completion of review by the U.S. Securities and Exchange Commission, but is currently targeted for early 2021. The Company will provide further updates in due course.

In addition to the Share Consolidation, at today’s Special Meeting shareholders also approved amendments to the Company’s by-laws to, among other things, increase the quorum requirement for shareholder meetings, as well as an amendment to the Company’s articles to allow the Board to appoint additional directors not exceeding one third of the number of directors elected at the previous annual meeting of shareholders. Each of these amendments were approved by approximately 99.99% of the votes cast by all Greenbrook shareholders eligible to vote at the Special Meeting. Further details regarding these amendments are provided in the Circular.

Board Appointment

Greenbrook is also pleased to announce the appointment of Stephan Roker to the Board, effective immediately. The appointment of Mr. Roker increases the size of the Board to nine members.

Mr. Roker has over 20 years of executive leadership experience. His management experience spans a range of functions including Sales & Marketing, Operations Management, Business Process Improvement, and Strategy. Previously, he was Senior Vice President of Service Operations at Independence Blue Cross where he led business functions such as Enrollment, Benefits, Claims, Customer Service, Appeals, Quality Assurance, and Vendor Management. Prior to joining Independence Blue Cross, Mr. Roker was Senior Vice President for Bank of America Card Services, where he was responsible for risk management, underwriting, and U.S. credit and business cards lines of credit.

Mr. Roker currently serves as board chair of EducationWorks, a non-profit organization committed to helping Philadelphia area students and their families in economically disadvantaged communities. He also serves on the board of Devereux Advanced Behavioral Health, a non-profit organization committed to helping children and adults with behavioral health challenges, and on the board of Brighter Horizon Foundation, a non-profit organization that provides college scholarships to high school students. Mr. Roker received a Bachelor of Arts degree in Political Science from the State University of New York at Stony Brook and a Master of Business Administration degree from the New York Institute of Technology.

About Greenbrook TMS Inc.

Operating through 125 Company-operated treatment centers, Greenbrook is a leading provider of Transcranial Magnetic Stimulation (“TMS”) therapy, an FDA-cleared, non-invasive therapy for the treatment of Major Depressive Disorder and other mental health disorders, in the United States. TMS therapy provides local electromagnetic stimulation to specific brain regions known to be directly associated with mood regulation. Greenbrook has provided more than 510,000 TMS treatments to over 14,000 patients struggling with depression.

For further information please contact:

Glen Akselrod

Investor Relations

Greenbrook TMS Inc.

Contact Information:

investorrelations@greenbrooktms.com

1-855-797-4867

Cautionary Note Regarding Forward-Looking Information

Certain information in this press release, including with respect to the Effective Date of the Share Consolidation, receipt of final approval from the TSX, the date that Greenbrook expects the Common Shares to commence trading on a post-consolidation basis, and the proposed listing on NASDAQ, constitute forward-looking information. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the “Risk Factors” section of the Company’s current annual information form available at www.sedar.com. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.